SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE ORDINAY MEETING OF COMPANHIA SIDERURGICA NACIONAL’S BOARD OF DIRECTORS, HELD ON APRIL 24 2007, AND DRAWN UP IN THE SUMMARY FORMAT.

NIRE: 33300011595
CNPJ: 33.042.730/0001 -04

1. Date: April 24, 2007.

2. Time: 2:30 p.m.

3. Place: Av. Brigadeiro Faria Lima, 3.400, 20° andar, São Paulo, SP.

4. Attendees: Jacks Rabinovich (Chairman of the Meeting), Antonio Francisco dos Santos, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary at the Board of Directors’ Meeting), being the meeting held through a conference call.

6. Resolutions: 6.2 – Reelection of the Chief Executive Officer – The Board of Directors approved, by unanimous vote, pursuant to article 17, item III, of the By-laws, the reelection of Mr. Benjamin Steinbruch, Brazilian citizen, married, industrial, bearer of the identity card n° 3.627.815 -4 issued by SSP/SP, bearer of the Taxpayer’s ID n° 618.266.778 -87, domiciled at Av. Brigadeiro Faria Lima n° 3.400, 20° andar, in São Paulo, SP, as the Company’s Chief Executive Officer with term of office of two years, counting as of this date. The Chief Executive Officer of the Company hereby declares that has not incurred in any crimes as provided in the paragraphs 1 and 2 of article 147 of Law 6,404, as of December 15, 1976.

I hereby certify that the resolution herein transcribed are a true copy of the minutes filed at the Companies Head Office.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.